February 8, 2007

VIA EDGAR AND FACSIMILE (202-772-9210)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Michael Clampitt

Re:	Hydrogen Power, Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed February 6, 2007 File No. 333-134155

Dear Mr. Clampitt:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on February 9, 2007, or as soon as practicable thereafter.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Hydrogen Power, Inc. By:/S/ THOMAS B. OLSON Thomas B. Olson Corporate Secretary